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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of	March 2004

Agnico-Eagle Mines Limited

(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: March 18, 2004
	By:	/s/ DAVID GAROFALO David Garofalo Vice President, Finance & Chief Financial Officer

NEWS RELEASE

Stock Symbols:	AEM (NYSE)	For further information:
	AGE (TSX)	James D. Nasso — Chairman Agnico-Eagle Mines Limited (416) 947-1212

Toronto (March 18, 2004) — Agnico-Eagle Mines Limited announced today that Staff of the Ontario Securities Commission have advised the Company by letter dated March 17, 2004 that Commission Staff are contemplating commencing proceedings against the Company and some members of management in relation to the timing and content of the Company's disclosure concerning the rock fall that occurred at Agnico's LaRonde mine in Quebec early 2003. The rock fall was announced by press release dated March 31, 2003. The Board of Directors of the Company met today to discuss the matter and investigate the issues arising out of the Commission's letter. The Company intends to co-operate fully with the Ontario Securities Commission and will respond as soon as practical to the Commission's letter.

For further information, please contact James D. Nasso.

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SIGNATURE